EXHIBIT 4.8
                                 PROMISSORY NOTE

$50,000.00                                                   Palm Beach, Florida
Maturity: ON DEMAND                                           September 30, 2001


     FOR VALUE RECEIVED, Clements Golden Phoenix Enterprises, Inc., a Florida corporation, with its principle offices located at 3135 S.W. Mapp Road, Palm City, FL 34990 ("Borrower"), promises to pay to the order of Joseph Rizzuti, with his principle address at __________________________________ ("Lender"), ON
DEMAND the sum of Fifty Thousand Dollars ($50,000.00) with interest from and after the date hereof, at the rate of ten percent (10%) per annum.

     All principal and interest due hereunder shall be convertible, in the sole discretion of Lender, to shares of the Borrower's restricted common stock at a price of $0.20 per share.

     This Note shall be governed by and construed and enforced in accordance with the laws of the State of Florida.

     GIVEN under the hand of each party, the day and year first above written.

BORROWER

/s/ Antonio Doria
Antonio Doria, President and Chief Executive Officer
Clements Golden Phoenix Enterprises, Inc.


STATE OF Florida     )
                     ) ss.:
COUNTY OF Martin     )

     The foregoing instrument was acknowledged before me this ___ day of October 2001, by Antonio Doria, as President and Chief Executive Officer of Clements Golden Phoenix Enterprises, Inc., who is **personally known to me or has presented the following identification ____________________.

                                           /s/ Suzanne Schmon
                                           --------------------
My commission expires:                      NOTARY PUBLIC
                      ------------
                                                     Print Name: Suzanne Schmon
                                                     My Commission CC843356
                                                     Expires June 3, 2003